(RF Monolithics, Inc. Letterhead)

                                                                  March 12, 2009


Via U.S. Mail and Fax (703-813-6986) and Edgar
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Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

         RE:   RF Monolithics, Inc.
               Form 10-K for the fiscal year ended August 31, 2008
               Filed November 24, 2008 and Amendment Filed December 5, 2008

               Forms 10-Q for the quarterly period ended September 30, 2008 File No. 0-24414

Dear Mr. Spirgel:

         Thank you for your letter of March 5, 2009 concerning our recent filings. We certainly want to fulfill all of our disclosure requirements and welcome your input to make sure that happens.

The Staff's sole comment was as follows:

         "Form 10-K for the fiscal year Ended August 31, 2008
          ---------------------------------------------------

         Item 9A(T).  Controls and Procedures, page 54
         ---------------------------------------------

         Please include the disclosures required by Item 307 of Regulation S-K. Also tell us in detail how you considered whether management's failure to perfom or complete its evaluation of the disclosure controls and procedures ("DC&P") impacted its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required be disclose by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Alternatively, please amend the Form

         10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year since you failed to include your conclusions about the effectiveness of the DC&P."

Our responses to the comment are as follows:

Set forth below is our disclosure in response to Item 307 of Regulation S-K:

                  Effectiveness of Disclosure Controls and Procedures. We are required to maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that required information is recorded, processed, summarized and reported within the required timeframe, as specified in the rules set forth by the SEC. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

                  Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of August 31, 2008 and, based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of August 31, 2008.

         The management of RF Monolithics, Inc. (the "Company") is responsible for establishing and maintaining adequate disclosure controls and procedures. Management has established such disclosure controls and procedures and believes that they conform to the standards set forth in Rules 13a-15(e). Management does maintain such disclosure controls and procedures. Management does follow its established disclosure controls and procdures.

         You have asked us to evaluate the impact of the omission of the Item 307 disclosures on management's assessment of the effectiveness of disclosure controls. We have inquired as to the circumstances resulting in the omission of this disclosure from the Form 10-K. Our Form 10-K is drafted internally, primarily by personnel in our finance and accounting department. The persons drafting the response to item 9A of form 10-K believed that the disclosure of Management's report on Internal Controls over Financial Reporting included disclosure controls and procedures and therefore did not include a separate and distinct Management Report on Effectiveness of Disclosure Controls and Procedures in the initial draft. The draft subsequently was sent to outside counsel and our auditors for review under the Company's established procedure. Under the procedure outside counsel performs a "rules check" and in this case either the item was overlooked or misconstrued by the persons reviewing the draft. We have concluded that the omission of the Item 307 disclosure was

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

inadvertent. The matter has been discussed with those responsible and we are satisfied that (i) this will not reoccur and (ii) the Company's procedures are sufficient to satisfy the standards set forth in Rule 13a-15(e).

         We intend to Amend our Form 10-K for the fiscal year Ended August 31, 2008, to include the above Management Report on Effectiveness of Disclosure Controls and Procedures.

         In addition to providing a response to your comments and our planned amendment to Form 10-K for the fiscal year ended August 31, 2008, we acknowledge, as required by your comment letter, that:

          o We are responsible for the adequacy and accuracy of the disclosures in the filings;
          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
          o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe we have addressed your comments, we plan to amend our filing and have mentioned how we intend to improve our future filings. We thank you for your suggestions. Please contact me at (972) 448-3789 with any other questions or comments.

Sincerely,


/s/  Harley E Barnes III
------------------------
Harley E Barnes, III
Chief Financial Officer
RF Monolithics, Inc.






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